March 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Brian Cascio
Li Xiao
Gary Todd

Re:  Exar Corporation
Form 10-K for the Fiscal Year Ended March 27, 2016
Filed May 27, 2016
Form 8-K filed February 1, 2017
File No. 001-36012

Ladies and Gentlemen:

On behalf of Exar Corporation (the “Company”), we respectfully submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated March 21, 2017, with respect to the Company’s Form 10-K for the fiscal year ended March 27, 2016 filed on May 27, 2016 (the “Form 10-K”) and the Company’s Form 8-K filed February 1, 2017.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Form 10-K for the Fiscal Year Ended March 27, 2016

General

1.

We are aware of publicly available information indicating that you have significant business with ZTE Corporation, which is reported to have sold products into Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, original equipment manufacturers, distributors, customers or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response: Upon receipt of the Staff’s comments, the Company conducted a review of its sales to ZTE Corporation (“ZTE”) and its export control practices, both generally as they relate to Sudan and Syria and with respect to ZTE. The Company advises the Staff that the Company has not during the period covered by the Form 10-K, and does not currently provide, and has no future plans to provide, any goods, technology or services into Sudan or Syria, their governments or entities they control. The Company has not entered into any agreements, arrangements or other contacts with Sudan or Syria and has no future plans to enter into any such agreements, arrangements or other contacts. Moreover, the Company does not maintain any offices or other facilities in Sudan or Syria, has no employees in either of those countries, and has no assets or liabilities associated with activities in either of those countries.

The Company derives its revenue from the sale of semiconductors to distributors who then sell parts to their customers to integrate or incorporate into other products. The Company’s distributors work with their customers to fulfill any orders that involve Company products. The Company receives a weekly resale report from its distributors so it can monitor its sell-through to its end customer. With respect to ZTE, which the Company considers its end customer, the Company does not directly sell any products to ZTE; all prior sales to ZTE have gone through the Company’s distributors and consisted of sales of the Company’s standard commodity products.

In addition, the Company believes its standard terms and conditions of sale obligate its distributors and its end customers to strictly comply with United States export control laws and regulations. The Company’s standard terms and conditions of sale state:

16. U.S. EXPORT LAWS

(a) Buyer and Seller shall comply with all export laws of the United States. Export directly or indirectly of Products, or goods containing the Products, to any other country may be prohibited unless Buyer obtains prior export or re-export authorization from the United States Government. Buyer shall hold Seller harmless and indemnify it for any fines, penalties or other liability, (including attorney fees) that result from Buyer’s failure to meet these obligations.

(b) Seller’s Product line contains devices that implement encryption and – either as a device or embedded in a system – their export is controlled by the U.S. Government and may require an export license or other prior approval. Call or fax Seller for background information on the export classification of the specific Products and your responsibility under U.S. law.

Furthermore, the export terms are specifically incorporated into the agreements the Company has with its distributors. These terms state:

13.      Export Control Laws; Governmental Authorization

13.1   Distributor agrees at all times to comply with all applicable laws including those of the United States and the various states of the United States. Distributor further warrants that it is familiar with the Foreign Corrupt Practices Act of the United States and agrees that its activities undertaken pursuant to this Agreement shall at all times be consistent with this law and any similar law as well as all import and export laws, restrictions, national security controls and regulations of the United States and any applicable foreign agency or authority.

          13.2    Both parties shall strictly comply with all export laws, restrictions and regulations of the Department of Commerce or other U.S. or foreign agency or authority. Distributor shall not export or re-export, directly or indirectly, any Technical Data (as that term is defined in the U.S. Export Administration Regulations) or products received from the other or the direct product of such Technical Data to any proscribed country listed in the U.S. Export Administration Regulations without Exar’s prior written authorization. Distributor shall, upon request of Exar, make its records available for compliance verification by any authorized U.S. official or representative.

13.3    Distributor shall not solicit orders for any Products and Exar shall have no obligation to sell any Products to or for the use of any purchaser that Exar could not expect to deal with under the U.S. Export Laws.

13.4    Distributor shall be responsible for obtaining and shall use its best efforts to obtain, prior to delivery of any Product hereunder, any and all required non-U.S. governmental authorizations in the countries into which Products will be sold or shipped, such as import licenses and foreign exchange permits; provided, however, that if any such required authorizations have not been obtained by the proposed first date of shipment into such country, Exar may decline to deliver Products for shipment into the country involved without being in breach of this Agreement. Exar shall not be liable if any authorization is delayed, denied, revoked, restricted or not renewed and Distributor shall bear all such risks and costs caused thereby. In addition, in the event that this Agreement is terminated for any reason, Exar or its designee shall be exclusively entitled to any rights Distributor may have acquired as a result of, or in connection with any, governmental approvals, authorizations or permits, and Distributor shall use its best efforts to effect the transfer of interest in such to Exar or to any third party so identified by Exar.

The Company is aware of the export controls and economic sanctions regulations applicable to its products and is committed to compliance with such regulations. To this end, the Company has export control and economic sanctions policies and procedures in place, including training for key personnel and procedures, including the use of software tools such as TradesphereTM for restricted party screening and for screening sales of its products.

Although the Company obtains a commitment to comply with applicable U.S. export control laws and sanctions regulations with respect to its products from its distributors and ultimate end customers, as stated above, the Company has no actual control over where ZTE sells its products and the Company is not in a position to comment on every jurisdiction where ZTE may sell its products.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As set forth in the response to Comment 1 above, the Company is not aware of any direct or indirect, past or current or anticipated, contacts with Sudan or Syria or governments or entities they control.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

3.

You disclose that revenues in each of your three geographic regions declined in-part because of lower sales prices. In future filings, please disclose the underlying factors leading to material changes in prices, including any known trends impacting sales prices.

Response: The Company has noted the Staff’s comment and will make appropriate disclosures in future filings.

4.

To assist investors in understanding the composition of your revenues, in future filings, please expand your discussion to quantify and describe the significant components of your revenues, such as contributions from significant products, product lines and product end markets. Also, address trends in products, product lines and product end markets that materially impact your revenues. In this regard, we note that your filing and website describe several distinct product lines and that you describe trends in product lines and product end markets in your earnings releases and related earnings calls. We also note that MD&A discussed product lines and product end market in recent prior years. For guidance, please refer to Item 303A(3) of Regulation S-K and Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company has noted the Staff’s comment and will make appropriate disclosures in future filings.

Item 8. Financial Statements and Supplementary Data

Note 19. Segment and Geographic Information, page 87

5.

Please tell us how you have considered the product line disclosure guidance from FASB ASC 280-10-50-40. In that regard, we see that under the description of your business and on your website you identify several distinct product lines. We also note that you provided product line disclosure in prior Forms 10-K.

Response: In response to the Staff's comment, the Company respectfully submits that it has not included disclosure of revenues by product line under FASB ASC 280-10-50-40, as the Company's product lines are substantially similar. We have used the aggregation criteria described in ASC 280-10-50-11 to evaluate the similarity of the product lines as shown below.

In its analysis, the Company considered the aggregation criteria described in ASC 280-10-50-11:

●

The Company designs, develops and markets analog mixed-signal solutions serving the Industrial, Infrastructure, Automotive, and Audio/Video markets. The function of these products are all connectivity (data communication / processing / transmission) and/or power conversion (from a power source to system level) and as such, all the company’s products are similar in nature.

●

The Company is a fabless semiconductor company, outsourcing nearly 100% of all manufacturing. The Company utilizes the same supply chain and manufacturing facilities for wafer fabrication and backend packaging and test services for all products lines regardless the type of products and what end markets such products are sold in.

●

The Company's products are also similar with regards to the type of customers and the method used to distribute them. Approximately 80%-90% of the Company's sales are to distributors of electronic components semiconductor products and all are sold, ultimately, to original equipment manufacturers’ for use within their electronic systems components.

●	The nature of the regulatory environment is not applicable.

Based on the Company’s assessment of the disclosure requirements of ASC 280-10-50-40, the Company believes that its disclosures are appropriate as the Company's products meet aggregation criteria in conformance with ASC 280-10-50-11.

Form 8-K filed February 1, 2017

Exhibit 99.2

6.

In future filings please provide a reconciliation for EBITDA and EBITDA margin to the most directly comparable GAAP financial measures as required by Item 10(e)(1)(i) of Regulation S-K. Also, refer to Question 103.02 of the updated Compliance and Disclosure Interpretations issued May 17, 2016.

Response: The Company has noted the Staff’s comment and will make appropriate disclosures in future filings.

* * * * *

In addition to the Company’s responses above, the Company acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (510) 668-7000 or via email at Keith.Tainsky@exar.com.

Sincerely

/s/ Keith Tainsky

Keith Tainsky

Chief Financial Officer

Exar Corporation

cc:           Ryan Benton, Exar Corporation

James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP